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RBC's top managers are among top 1000 most professional managers in Russia

Moscow, October 2, 2006. - The Russian Managers Association and Kommersant Publishing House have compiled their seventh rating list of Russia's top corporate executives. CFO of OAO RBC Information Systems **(RTS, MICEX: RBCI)** Dmitry Belik, RBC General Director Yury Rovensky, and head of RBC's Technical Support Department Andrei Glazkov were named among the best top managers.

Dmitry Belik joined the top ten list of the 'Rating of CFOs' (the Professional Services category). Yury Rovensky topped the 'Rating of Senior Executives' (the Media Business category). Andrei Glazkov was the first in the 'Rating of IT Directors' (the Professional Services category).

The joint project of the Russian Managers Association and Kommersant Publishing House was launched in 2001, and ever since it has been based on expert assessments of professional reputations, personal qualities and accomplishments of the rating candidates grouped by industry and shortlisted into certain corporate positions. The final ratings feature candidates with the highest overall grade. This year, the procedure of compiling the Top 1000 ratings was altered, primarily to expand the list of corporate positions in which top managers can be selected. For the first time in 2006 corporate and public relations specialists were added to CFOs, and Commercial, IT and HR Directors.

The shortlisting technique for the final Top 1000 was also changed, and this time the ratings were based on a "the best choose the best" principle, meaning that whereas earlier the pool of experts assessing candidates included representatives of the regional and federal authorities, business associations and non-profit organizations, now the decisions are down to fellow executives employed in the same area, i.e. CEOs and Directors of Russian companies ranked highest by the rating in previous years. Also, representatives of industry-specific non-profit and regional business associations were invited as experts. All in all, over 400 experts took part in the vote.

Investor Contact: Natalia Makeeva
Phone: +7 495 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.ru